SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Transportation and Logistics Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89388L108
(CUSIP Number)

April 15, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89388L108	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

Puritan Partners LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		1,800,000 (1)
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

1,800,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,800,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.28% (2)
12	TYPE OF REPORTING PERSON
OO

(1)

Consists of shares of Common Stock which were converted from the principal balance of a Convertible Promissory Note (the “Note”) held by the Reporting Person. It does not include warrants to purchase 222,223 shares of common stock exercisable at $3.50 per share which are subject to the same 4.99% beneficial ownership limitation as the Note as explained in Note (2).

(2)

Based on 28,672,091 shares of Common Stock believed to be outstanding as of April 15, 2020. This number is an estimate of the outstanding shares of Common Stock supplied by the Issuer. Based upon advice of counsel, the Reporting Person is filing this Schedule 13G even though it has never been able to confirm with the Issuer’s stock transfer agent (the “TA”) the number of shares of Common Stock outstanding as of the close of business on April 15, 2020 of for that matter the number of shares of Common Stock of the Issuer for each other trading date in April 2020. During March 2020 , the Reporting Person relied on the number of issued and outstanding shares of Common Stock in the Issuer’s Form 10-Q for the quarter ending September 30, 2019  in order to determine the size of  conversions of its Note in order not to exceed the 4.99% beneficial ownership limitation contained in the Note. Commencing April 1, 2020, the Reporting Party emailed the TA to confirm the number of shares of Common Stock outstanding prior to conversions of its Note in order not to exceed the 4.99% beneficial ownership limitation.  On April 7, 2020, the Reporting Person was advised in an email from the TA that 173,975,797 shares of the Issuer were issued and outstanding as of such date. When the Reporting Person questioned the validity of that number in several emails on April 7, 2020 and April 8, 2020, it was advised by the TA by email that there were corrections being made to such number and the TA would provide the correct number of issued and outstanding shares once the corrections had been made. The TA subsequently advised the Reporting Person on April 8, 2020 in an email that as of such date the Issuer’s issued and outstanding number of shares of Common Stock was 500,000,000. The Reporting Person followed up in a call with the person at the TA who provided such information who confirmed such information and directed the Reporting Person to a more senior party at the TA to confirm the information set forth in the email. On April 8, 2020, the more senior party at the TA confirmed to the Reporting Party in a call that there were in fact 500,000,000 shares of Common Stock of the Issuer issued and outstanding as of that date. The Reporting Person drafted an internal memorandum that day confirming the contents of the email and the call. The Reporting Person relied upon such number of issued and outstanding shares for that and a few subsequent conversions. Upon a further subsequent conversion of Notes into shares of the Issuer’s common stock on April 20, 2020, the Reporting Person asked the TA to reconfirm the number of issued and outstanding shares of the Issuer’s Common Stock on such date. The TA again reconfirmed such information in an email on April 22, 2020. At such time, the Reporting Person was made aware by its broker that other Noteholders were being provided by the TA with different numbers of issued and outstanding shares of the Issuer as of such date. Based on the difference between the number of issued and outstanding shares of common stock the Reporting Person received from the TA and the broker’s disclosure of the conflicting number of shares of issued and outstanding shares that were provided to other Noteholders, the Reporting Person canceled this conversion, On April 22, 2020, the Reporting Person called the TA and learned that the TA had mistakenly included unissued shares reserved for conversion and exercise of derivative securities as part of the issued and outstanding shares of the Issuer. The Reporting Person made further conversions of its Note relying on subsequent information provided by the TA by email that the Reporting Person believed to be correct after due inquiry. The Reporting Person had a practice of selling shares of Common Stock issued upon conversion on the same day or the next day since it has never had any intent to own more than the 4.99% beneficial ownership limitation and never has had an intent or power to control the Issuer.  Due to the errors of the TA, the Reporting Person believes it beneficially owned more than 5% or 10% as of certain dates in April 2020. The Reporting Person is simultaneously filing Reports on Forms 3 and 4 to reflect the estimated beneficial ownership on the date the Reporting Person believes it may have inadvertently beneficially owned at least 10% of outstanding shares and transactions executed by the Reporting Person after that time as required by  Form 4. At all relevant times, the Reporting Person reasonably relied on information provided by the Issuer and the TA in concluding that it held less than 5% of the Issuer’s Common Stock outstanding. As of the close of business on May 5, 2020 the Reporting Person owns no shares of Common Stock. Both the Issuer and the Reporting Person and its counsel have made numerous written requests of the TA requesting that it provide the number of outstanding shares as of the close of business on each trading day in April; as of the date of filing of this Schedule 13G the TA has not complied with any of these requests.  To further reflect possible issues with the TA, the Reporting Person received an email from the TA after the close of trading on May 1, 2020 setting forth the issued and outstanding shares of Common Stock as of May 1, 2020. In reliance upon that number, the Reporting Person provided a notice of conversion to convert a portion of its Notes into shares of the Issuer’s common stock. On Monday May 4, 2020, the Reporting Person’s broker reported that other investors were reporting lower amounts of issued and outstanding shares from the TA; the Reporting Person immediately reduced the amount of its May 1, 2020 conversion.

CUSIP No. 89388L108	13G	Page 3 of 5 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer:

Transportation and Logistics Systems, Inc., a Nevada corporation (the “Issuer”).

(b)	Address of Issuer:

The address of the principal executive offices of the Issuer is 5500 Military Trail, Jupiter, FL 33458.

Item 2. Identity and Background.

(a)	Name of Person Filing:

The person filing this statement is Puritan Partners LLC (the “Reporting Person”). .

(b)	Address of Principal Business Office or, if none, Residence:

The address for the Reporting Person is 369 Lexington Avenue, 25th Floor New York, NY 10017.

(c)	Citizenship or Place of Organization:

United States

(d)	Title of Class of Securities:

Common Stock of the Issuer, par value $0.001 per share (the “Common Stock”).

(e)	CUSIP Number:

89388L108

Item 3.

Not applicable.

CUSIP No. 89388L108	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

(b)

The percentage set forth on Row (11) of the cover page for the Reporting Person is based on 28,672,091 shares of the Common Stock believed to be outstanding as of April 15, 2020. It does not include 222,223 warrants exercisable at $3.50 per share which warrants are subject to a 4.99% beneficial ownership limitation.

(c)

Richard Smithline is the managing member of the Reporting Person. As such, Mr. Smithline may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 1,800,000 shares of the Common Stock as of April 15, 2020. To the extent Mr. Smithline is deemed to beneficially own such shares, Mr. Smithline disclaims beneficial ownership of these securities for all other purposes.

Item 5.

Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ]

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 89388L108	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Puritan Partners LLC

May 5, 2020	By:	/s/ Richard Smithline
Richard Smithline Managing Member